Mail Stop 4561

March 13, 2006

By U.S. Mail and facsimile to (650) 312-3528.

James R. Baio
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

Re:	Franklin Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
	File No. 001-09318

Dear Mr. Baio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Results of Operations

Amortization of Deferred Sales Commissions, page 50

1. We note your disclosure on page 51 that you finance certain deferred commission assets through Lightning Finance Company Limited
(LFL) and that the financing of deferred commission assets arising from your U.S. distribution subsidiary is treated as a financing transaction (as opposed to a sale). You further state that LFL has entered into a direct agreement with your Canadian and European sponsored investment products and, as a result, you do not record deferred commission assets from these sources. Please clarify for us the relationship between LFL and your Canadian and European sponsored investment products and more clearly explain your accounting treatment for the related sales commissions and distribution fees. Refer to FSP EITF 85-24-1, if applicable.

Consolidated Financial Statements

Note 1 - Significant Accounting Policies, page 80

Derivatives, page 81

2. We note your disclosure that you periodically enter into interest-rate swap agreements which are designated as either fair value or cash flow hedges. It is not clear, however, whether you were involved in such hedging transactions during the periods presented in your filing. Please advise us and revise future filings to provide the following information related to your derivative instruments and hedging activities:

* Identify each type of asset or liability for which you employ hedging strategies;

* Identify the types of market risk associated with each asset or liability identified above;

* Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

* Disclose the hedging classification for each derivative instrument;
and

* Describe the methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness.

Revenues, page 84

3. Please tell us and revise future filings to disclose whether you recognize revenue from 12b-1 fees when such fees are received in accordance with EITF 85-24.

Note 5 - Investment Securities and Other Securities, page 88

4. Please revise future filings to include the disclosures required by paragraph 21 of EITF 03-1.

Note 7 - Securitization of Loans Receivable, page 91

5. We note your disclosure on page 92 that you receive annual servicing fees for services provided to certain securitization trusts. Please revise future filings to clearly disclose that the loans sold in your auto loan securitization transactions are sold with servicing retained. In addition, please disclose whether you have recorded a servicing asset or liability as a result of your obligation to service these loans or whether you have determined that the benefits of servicing are just adequate to compensate you for your servicing responsibilities. To the extent that you do recognize either a servicing asset or liability, please provide the disclosures required by paragraph 17(e) of SFAS 140.

Note 11 - Debt, page 95

6. Please tell us how you considered the guidance in paragraphs
12-16
of SFAS 133 in determining whether the conversion feature embedded in your Liquid Yield Option Notes meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.

Note 13 - Commitments and Contingencies

Legal Proceedings, page 99

7. We note your disclosure on page 51 that you recorded certain charges in fiscal years 2005 and 2004 related to ongoing governmental investigations, proceedings and actions. Please revise future filings to disclose the nature of any accruals made pursuant to SFAS
5 with respect to litigation, claims and assessments in your financial statement footnotes.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Connell
Senior Accountant
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James R. Baio
Franklin Resources, Inc.
March 13, 2006
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